

02022329

UF 7-3-02

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 39129

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___APRIL 1, 2001___ AND ENDING ___MARCH 31 2002___
                                         MM/DD/YY   MM/DD/YY

RECEIVED

165

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   YOUNGBLOOD SECURITIES CORP.

RECD S.E.C.
JUN 25 2002
536

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   100 N. CENTRAL EXPRESSWAY, #416

(No. and Street)

RICHARDSON   TEXAS   75080
   (City)   (State)   (Zip Code)

RECD S.E.C.
JUN 25 2002
536

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   FRANK YUEN   214-437-5262
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   HWANG, PAUL C.
                  (Name — if individual, state last, first, middle name)

   6100 CORPORATE DR., #350   HOUSTON   TEXAS   77036
   (Address)   (City)   (State)   Zip Code)

CHECK ONE:
   ☒ Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P JUL 1 0 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                   contained in this form are not required to ...

OATH OR AFFIRMATION

I, _____ FRANK YUEN _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ YOUNGBLOOD SECURITIES CORP. _____, as of _____ MARCH 31, 2002 _____, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

Signature

PRESIDENT

Title

Annie Lee

Notary Public

ANNIE LEE
MY COMMISSION EXPIRES
MARCH 23, 2003

This report** contains (check all applicable boxes):.

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



YOUNGBLOOD SECURITIES CORPORATION

FINANCIAL STATEMENTS

MARCH 31, 2002

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
(713-541-9808)

Shareholders and Directors
Youngblood Securities Corporation

Independent Auditor's Report

I have audited the accompanying statement of financial position of Youngblood Securities Corporation, (a Texas corporation), as of March 31, 2002, and the related statements of operations, shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my examination.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statements mentioned above present fairly, in all material respects, the financial position of Youngblood Securities Corporation at March 31, 2002, and the results of its operations and cash flows for the year ended March 31, 2002 in conformity with generally accepted accounting principles applied on a consistent basis during the period.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on computation of net capital, reconciliation of net capital to Focus Report and independent auditor's report on internal accounting control is presented for purposes of additional analysis and is not a required part of basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul C. Hwang
May 5, 2002

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2002

ASSETS

CURRENT ASSETS
    Cash and cash equivalents $111,332
    Deferred tax assets   1,993

        Total Current Assets   113,325

FIXED ASSETS (note 2)
    Furniture and equipment   49,996
    Less: accumulated depreciation   (45,465)

        Total Fixed Assets   4,531

OTHER ASSETS
    Lease deposits (note 3)   3,121
    Tax benefit (note 6)   39,477
                                               42,598

TOTAL ASSETS $ 160,454

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2002

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Accrued taxes   4,770

          Total Current Liabilities   4,770

SHAREHOLDERS' EQUITY
     Common stock, no par value:
     500,000 shares authorized,
     340,000 shares outstanding   280,107

     Retained earnings $ (124,423)

          Total Shareholders' Equity   155,684

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY $ 160,454

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2002

REVENUE

Commissions	$ 467,757	
TOTAL REVENUE		467,757

OPERATING EXPENSES

Salaries and commissions	261,515
Taxes, licenses, permits	18,969
Clearing house charges	128,330
Depreciation	3,468
Quotations	21,409
Insurance	33,243
Dues and Subscriptions	14,118
Error accounts	6,445
Rent	60,061
Outside services	25,970
Telephone	18,148
Office expenses	4,369
Advertising and promotion	15,070
Travel	2,994

Total Operating Expenses	614,109
Operating income (loss)	$ (146,352)

Other Revenue

Interest income	2,179	
Loss on marketable securities	(21,416)	(19,237)
NET LOSS BEFORE TAX BENEFIT		$ (165,589)
Federal income tax benefit		47,829
NET LOSS AFTER INCOME TAX BENEFIT		$ (117,760)

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2002

	common stock	retained earnings	total
Balance 3/31/01	$ 160,107	$ (12,832)	$ 147,275
Net loss	-	(117,760)	(117,760)
Changes	$ 120,000	6,169	126,169
Balance 3/31/02	$ 280,107	$ (124,423)	$ 155,684

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2002

CASH FLOWS RELATING TO OPERATIONS

Net income (loss)	$ (117,760)	
Noncash items included in income or loss:		
depreciation	3,468	
tax benefit	(39,477)	
Net changes in certain working capital components:		
decrease in prepaid taxes	2,000	
increase in deferred tax assets	(9,734)	
decrease in accrued expenses	(1,993)	
Net cash used for operations		(163,496)

CASH FLOWS RELATING TO FINANCING ACTIVITIES

increase in capital	120,000	
tax refund-prior years	6,169	
Net cash provided by financing activities		126,169
Net Decrease in Cash and Cash Equivalent		(37,327)
Cash and cash equivalent - Beginning of Year		148,659
Cash and cash equivalent- End of Year		$ 111,332

The notes to financial statements are an integral part of this financial statement.

SIGNIFICANT ACCOUNTING POLICIES

Youngblood Securities Corporation began operations as a securities broker/dealer in March, 1988. It is a closely-held corporation with six stockholders. No stockholder has a majority holding. Its president, Mr. Frank Yuen, is a major stockholder and participates in the day to day operations. The Company's headquarter and business office is located in Richardson, Texas. In March 1990, the Company opened branch office operations in Houston, Texas. Security transactions with the various exchanges for its clients are conducted through the clearing house brokers of May Financial Corporation of Dallas, Texas.

The Company maintains its accounts on the accrual method of accounting in accordance with general accepted accounting principles. The accounting policies followed by the Company and the methods of applying these policies, which materially affect the determination of financial position, results of operations, and cash flows are summarized below.

1. CASH AND CASH EQUIVALENTS

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2. PROPERTY, EQUIPMENT AND DEPRECIATION

The Company depreciates its fixed assets, which consists primarily of office furniture and computer equipment, using the straight line method based on an expected life of five or seven years. Amounts are stated at cost less accumulated depreciation. Depreciation expense for the current year was $3,468.00

Estimated useful lives of fixed assets are as follows:

	COST	LIFE	ACCUM DEPRE
Furniture and fixtures	$ 10,088 .00	7 years	$ 9,957.00
Computer and office equipment	39,908 .00	5 years	35,508.00

3. LEASE

The Company leases its main office space in Richardson, Texas in April, 1991. The lease has been renewed in April of 1999 for a three-year term. The Houston office renewed a three-year lease commencing on May 1, 2002 for a rental rate of $1,005.00 per month. The future minimum rental payments under the current leases are as follows:

Remainder of 2002 -- $13,898.00
2003 -- 12,000.00
2004 -- 12,060.00
2005 -- 5,025.00

4. MARKETABLE SECURITIES

The Company has an error account to handle trading errors. It takes over the securities that were traded incorrectly by brokers and incurs capital gain or loss while selling them. The proceeds from sales of securities is $867,905.00, cost is $889,321.00, and the realized loss is $21,416.00. The Company uses the actual cost to determine the loss.

5. NET CAPITAL REQUIREMENT

Youngblood Securities Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. Youngblood Securities Corporation has net capital, required net capital and excess in net capital as follows:

	March 31, 2002
Net capital	$ 106,562.00
Required net capital	100,000.00
Excess in net capital	$ 6,562.00

6. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting standards No.109 (SFAS 109), "Accounting for Income Taxes", under the asset and liability approach of SFAS No.109, the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. SFAS No.109 also established criteria for determining whether a valuation allowance should be established for any deferred tax assets for which realization is uncertain.

The company does not have federal income tax for the current year. The deferred tax assets of $1,993.00 is due to the deductible temporary differences in financial and tax accounting. The tax benefit from loss is $47,829.00.

7. SIPC COMPLIANCE

The Company is in compliance with SIPC annual dues requirement. Dues have been paid for year 2002.

8. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash in banks (the deposit balance exceeding the amount insured by FDIC).

9. USE OF ESTIMATES

The preparation of financial statements in conformation with generally accepted accounting principles requires the management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

YOUNGBLOOD SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
AS OF MARCH 31, 2002

Net worth		$ 155,684
Total capital		$ 155,684
Deduct -		
Fixed asset - net	$ 4,531	
Lease deposits	3,121	
Deferred tax assets	1,993	
Tax benefit	39,477	
Total deductions		49,122
Net capital		$ 106,562
Required net capital		100,000
Excess in net capital		$ 6,562

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL TO FOCUS REPORT
AS OF MARCH 31, 2002

The net capital computation was reconciled and the following variance are noted between net capital per Focus Report and net capital per audited financial statements.

Net capital - Focus Report		$ 120,757
Brokerage deposits		
per Focus Report	60,153	
per audit	45,958	
decrease in brokerage deposits		(14,195)
Net capital - audited		$ 106,562

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
(713-541-9808)

May 5, 2002

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Directors
Youngblood Securities Corporation

I have examined the financial statements of Youngblood Securities Corporation for the year ended March 31, 2002 and have issued my report thereon dated May 5, 2002. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Youngblood Securities Corporation that I considered relevant to the objectives stated in aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 (k) (2) (ii). Youngblood Securities Corporation was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the period.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with general accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Youngblood Securities Corporation taken as a whole. However, my study and evaluation disclosed no condition that we believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the designated examining authority (NASD) and should not be used for any other purpose.